UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                                (Amendment No. )*


                            AmeriVest Properties Inc.

                                (Name of Issuer)

                          Common Stock, Par Value $.00

                         (Title of Class of Securities)

                                    03071L101

                                 (CUSIP Number)

                                William T. Atkins
                          1800 Glenarm Place, Suite 500
                                Denver, CO 80202
                                  303-297-1800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 12, 1999

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    Social Security or I. R.S. Identification No. of above Person

         William T. Atkins

2.  Check the Appropriate Box If a Member of a Group
                                                                     |_| A
                                                                     |X| B
3.  Sec Use Only

4.  Source of Funds*

         OO

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6.  Citizenship or Place of Organization

         US
                  7.  Sole Voting Power
 Number of
  Shares              42,196         (1.88%)
Beneficially
 Owned by
   Each           8.  Shared Voting Power
Reporting
  Person              83,185*        (3.73%)
   With
                  9.  Sole Dispositive Power

                      42,196         (1.88%)

                 10.  Shared Dispositive Power

                      83,185*        (3.73%)

---------------

*Reporting person disclaims beneficial ownership of these shares.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     125,381

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares*   |_|

13.  Percent of Class Represented by Amount in Row (11)

     5.59%

14.  Type of Reporting Person*

     IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

This statement relates to the common stock, $.001 par value of AmeriVest Properties Inc., a Maryland corporation, having its executive offices at 3333 South Wadsworth Blvd., Lakewood, CO 80227.

Item 2. Identity and Background

The person filing this statement is William T. Atkins, a United States citizen, whose business address is 1800 Glenarm Place, Suite 500, Denver, CO 80202. Mr. Atkins is the President of Sheridan Realty Corp., 1800 Glenarm Place, Suite 500, Denver, CO 80202. The principal business of Sheridan Realty Corp. is real estate investment, development and management.

During the last five years, Mr. Atkins has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The transaction covered by this statement is the receipt of common stock from AmeriVest Properties Inc. as partial consideration for the purchase of three office buildings located in Indianapolis, Indiana from Sheridan Realty Partners, L.P., a Delaware limited partnership ("SRP"). Mr. Atkins is a shareholder in Sheridan Realty Corp., the general partner of SRP. This transaction is described in detail in the Proxy Statement of AmeriVest Properties Inc. in connection with its Annual Meeting of Shareholders held June 29, 1999, which was filed with the Commission on May 27, 1999.

Item 4. Purpose of Transaction.

The purpose of this transaction is for investment. Mr. Atkins has been elected to the Board of Directors of AmeriVest Properties Inc. in connection with the transaction described above. [Item 3 is incorporated herein by reference].

Item 5. Interest in Securities of the Issuer.

a. Items 3 and 4 are incorporated herein by reference. Mr. Atkins is also a director of Rock River Trust Company in Rock Island, Illinois, which owns 83,185 shares of AmeriVest Properties, Inc. as Trustee of various trusts. These trusts received their shares in connection with the purchase and sale transaction described under Item 3. Mr. Atkins disclaims beneficial ownership in any shares held by Rock River Trust Company.

b. Mr. Atkins has sole ownership of 30, 196 shares and 12,000 options. Rock River Trust Company, of which Mr. Atkins is a director, holds 83, 185 shares as Trustee under various trusts and Mr. Atkins disclaims beneficial ownership of those shares. Rock River Trust Company is a licensed Illinois trust company organized in Illinois with a principal business address at 4709 44th Street, Suite 5, Rock Island, IL 61201. Rock River Trust Company has not, during the last five years, been convicted in a criminal proceeding nor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. Contract, Arrangement, Understandings or Relationships with respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between William T. Atkins and any other party with respect to any of the AmeriVest Common Stock owned by Mr. Atkins, Rock River Trust Company or by any other party other than a Subscription and Registration Rights Agreement between Mr. Atkins and AmeriVest Properties Inc. Neither Mr. Atkins nor Rock River Trust Company is an owner of any other corporation or entity owning any AmeriVest Common Stock.

Item 7. Material to be filed as Exhibits.

Exhibit 1. Purchase And Sale Agreement dated April 26, 1999 between Registrant and Sheridan Realty Partners, L.P.

     (Incorporated by reference from Exhibit 10.1 to AmeriVest Properties, Inc.'s Definitive Proxy Statement filed with the Commission on May 27,
     1999)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ William T. Atkins
                                            -------------------------
                                            By: William T. Atkins
Dated: August 20, 1999


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